MS STRUCTURED ASSET CORP.

May 26, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Rolaine Bancroft, Staff Attorney
Re:	MS Structured Asset Corp. Post-Effective Amendment No. 7 to Registration Statement on Form S-3 Filed May 26, 2006 File No. 333-101155

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, MS Structured Asset Corp., a Delaware corporation, as registrant of the above-mentioned Registration Statement (“MSSAC”) and Morgan Stanley & Co. Incorporated, as principal underwriter (“Morgan Stanley & Co.”), hereby request acceleration of the effective date of Post-Effective Amendment No. 7 to the foregoing Registration Statement on Form S-3, as filed with the Commission on May 26, 2006 (the “Amended Registration Statement”).

In connection with this request for the acceleration of the effective date of the Amended Registration Statement, MSSAC and Morgan Stanley & Co. acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Amended Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Amended Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amended Registration Statement effective, does not relieve MSSAC of its full responsibility for the adequacy and accuracy of the disclosure in the Amended Registration Statement; and

(iii) MSSAC may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MSSAC and Morgan Stanley & Co. hereby request that Post-Effective

Amendment No. 7 to the foregoing Registration Statement on Form S-3, as filed with the Commission on May 26, 2006, be declared effective Wednesday, May 31, 2006 or as soon thereafter as practicable

Very truly yours,

MS STRUCTURED ASSET CORP.

By: /s/ Matthew Zola

Matthew Zola

Director, President, Chief Executive Officer

MORGAN STANLEY & CO. INCORPORATED

By: /s/ Madhu Philips

Name: Madhu Philips

Title: Authorized Signatory